Exhibit 21.1

December 31, 2005

Sunoco Logistics Partners L.P.

Subsidiaries of the Registrant

(50% or greater ownership)

Legal Entity Name	Inc./Org./Reg.
Sunoco Partners LLC (Registrant’s General Partner)*	Pennsylvania

Sunoco Logistics Partners L.P. (Registrant)*	Delaware

Sunoco Logistics Partners GP LLC	Delaware

Sunoco Logistics Partners Operations L.P.	Delaware

Sunoco Logistics Partners Operations GP LLC	Delaware

Sunoco Partners Marketing & Terminals L.P.	Texas

Sunoco Pipeline L.P.	Texas

Sun Pipe Line Services (Out) LLC	Delaware

Sunoco Partners Lease Acquisition & Marketing LLC	Delaware

*	Not a subsidiary—included here only to illustrate organizational hierarchy.